EXHIBIT 99.1

PRESS RELEASE
MAGAL RECIEVES $2.4 MILLION IN PERIMETER SECURITY
CONTRACTS FOR INTERNATIONAL AIRPORTS

YEHUD, Israel – October 31, 2019 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced that it has won contracts amounting to $2.4 million, supporting the critical perimeter security infrastructure of airports. Most of the awards were for two major international airports, but also includes products and services for several other airports globally. The majority of orders were for the maintenance related to previously purchased products and services from Magal.
Mr. Dror Sharon, CEO of Magal, commented: “Magal has a long history of protecting critical infrastructure, and over the years our systems have secured the perimeters of some of the world’s busiest airports. These new contracts are a testament to our ability to execute, providing highly reliable products and quality services to our customers. These orders are also a demonstration of how our large existing customer base is a potential source of further orders down the road.  The majority of these new orders were for ongoing perimeter security maintenance. For Magal, this represents a stable and potentially long-term revenue stream, and is in line with our strategy to increase the portion of our revenues which are recurring. At the same time, in parallel to increasing the recurring revenue, we look to expand our sales to new customers in core and growth verticals. Airport protection remains a key long-term growth vertical for Magal and we look forward to continuing the expansion and deepening the penetration of our customer base, through both our core and growth verticals.”

About Magal
Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Since 1969, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under some of the most challenging conditions.
For more information:
Magal Security Systems Ltd. Dror Sharon, CEO Tel: +972 3 539 1421 Assistant: Ms. Diane Hill E-mail: dianeh@magal-s3.com	GK Investor & Public Relations Gavriel Frohwein Tel: (US) +1-646-688-3559 E-mail: magal@gkir.com